Mail Stop 6010

January 05, 2007

CT Corporation System
111 Eighth Avenue
New York, NY 10011

Re: JA Solar Holdings Co., Ltd.
Draft Registration Statement on Form F-1
Submitted Confidentially on December 4, 2006

Ladies and Gentlemen:

      We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your submission. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue our prior comment 10 in part. As the indebtedness disclosed in the table on page 35 was incurred in the past year, describe the uses to which the proceeds of such indebtedness were put. See Item 3.C.4

Internal Control over Financial Reporting, page 52

2.   You reference on page 54 and 84 your intentions regarding the establishment of audit and compensation committees prior to the first public filing of your registration statement. Please update this disclosure.

Liquidity and Capital Resources, page 56

3.   You indicate on page 57 that following your initial public offering, you believe
        your current cash and cash equivalents, cash flow from operations and the
        proceeds from this offering will be sufficient to meet your anticipated cash needs.
        Revise to clarify the relevant time period covered by this statement.

Description of American Depositary Shares, page 107

Fees and Expenses, page 109

4.   Please disclose any payments from the depositary bank to JA Solar, including
        whether any of the fees collected by the depositary bank will be forwarded to the
        issuer. Also, explain how the fees will be collected and any consequence of non-
        payment.

Taxation, page 113

5.   We note your response to our prior comment 33. However, as currently written,
        your disclosure in the fifth paragraph on page 113 appears to suggest that you are
        limiting your disclosure in this section to all material federal *income* taxes to
        which shareholders in the United States may be subject as opposed to all material
        federal taxes. Disclosure required by Form 20-F Item 10.E should not be limited
        to federal income taxes. Supplement your disclosure accordingly. Alternatively,
        if you believe that you have disclosed all such material federal taxes, and not just
        material federal *income* taxes, please revise the language in the fifth paragraph of
        this section to so state.

Consolidated Financial Statement, page F-3

Notes to Consolidated Financial Statements, page F-7

Note 12. Share based compensation, page F-20

6.   We see you indicate herein you engaged an independent valuer to determine the
        fair value of the ordinary shares as of the granted date in determining the fair
        value of the options. Please note that if you retain this disclosure herein you will
        be required to identify the appraisal firm in the "Experts" section and include its
        consent in the registration statement. Alternatively, you may revise the disclosure
        to clearly indicate that management is responsible for the valuation and that
        management considered a number of factors, including valuations or appraisals,
        when estimating the fair value of the options.

Undertakings, page II-3

7.   We reissue our prior comment 42. Please revise your filing to include the entire undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

* * * * *

As appropriate, please revise your submission in response to these comments. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised submission and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of a filed registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your submission or in response to our comments on your submission.

We will consider a written request for acceleration of the effective date of a filed registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in that registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Gregory G.H. Miao Esq. – Skadden, Arps, Slate, Meagher & Flom